UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-42013

Junee Limited

Studio 20, 11 F, International Plaza, 20 Sheung Yuet Road,
Kowloon Bay, Kowloon, Hong Kong
(+852) 2780 7733

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On May 31, 2024, Spartan Capital Securities, LLC (“Spartan”), as the representative of the underwriters of the initial public offering of Junee Limited (the “Company”), exercised its over-allotment option to purchase an additional 263,068 ordinary shares of the Company at the public offering price of US$4.00 per share. The closing for the sale of the over-allotment shares took place on June 3, 2024. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the sale of the over-allotment shares, totaled US$9,052,272, before deducting underwriting discounts and other related expenses.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Junee Limited

Date: June 11, 2024	By:	/s/ Wai King (Vincent) Or
	Name:	Wai King (Vincent) Or
	Title:	Executive Director

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